August 19, 2008

Stephen Korn
Vice President and General Counsel
Zoll Medical Corporation
269 Mill Road
Chelmsford, MA 01824

> **Re:** **Zoll Medical Corporation**
> **Annual Report on Form 10-K**
> **Filed December 13, 2007**
> **File No. 000-20225**

Dear Mr. Korn:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Tim Buchmiller
                                        Senior Attorney